October 2, 2013

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Scott Anderegg, Staff Attorney

Re: Romantique Ltd.
       Amendment No. 3 to Registration Statement on Form S-1
       File No. 333-187917

Dear Mr. Anderegg:

Romantique Ltd. does hereby request acceleration of the above-mentioned registration statement on Form S-1, so that same may become effective at 9:00 a.m. on Friday, October 4, 2013, or as soon as practical.

Romantique Ltd. acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•
the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Romantique Ltd. from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures;

•
Romantique Ltd. may not assert the Staff’s comments or the Commission’s declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

ROMANTIQUE LTD.

By:	/s/ Yitzhok Gurary
Yitzchok Gurary
Chief Executive Officer